EXHIBIT 1.01
InTest Corporation
Conflict Minerals Report
For the Year Ended December 31, 2025
This Conflict Minerals Report (“CMR”) of InTest Corporation (“InTest,” “we,” “our,” and “us”) for the year ended December 31, 2025, has been prepared pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule imposes certain reporting obligations on Securities and Exchange Commission (the “SEC”) registrants when any conflict minerals are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured (the “Covered Products”). Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (collectively, the “Conflict Minerals” or “3TG”) for the purposes of this assessment.
If after conducting a reasonable country of origin inquiry (“RCOI”) as required by SEC rules, a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence with respect to the source and chain of custody of the Conflict Minerals. The registrant must annually submit a CMR to the SEC, as and when required, that, among other items, includes a description of those due diligence measures.
The report presented herein is not audited, as we have concluded that certain of the Covered Products are “DRC conflict undeterminable,” and therefore under SEC guidance, the CMR is not subject to an independent private sector audit. This CMR will be posted on our website, at www.intest.com, under “About/Sustainability/Conflict Minerals Report” as soon as reasonably practicable after it is filed with the SEC.
Description of InTest's Products Covered by this Report
Our product lines for the period covered by this CMR were classified in the following categories: “Electronic Test Products”, “Environmental Technologies Products” and “Process Technologies Products.” Certain of our products were found to contain one or more of 3TG and are therefore considered Covered Products. Our Covered Products include but are not limited to:

Electronic Test Products	Environmental Technologies Products	Process Technologies Products
Manipulator Products	ThermoStream® Products	EKOHEAT® Products
Docking Hardware Products	Thermal Chambers	EASYHEAT™ Products
Interface Products	Thermal Platforms	Digital Streaming and Image Capture Solutions
Flying Probe Test Systems	Thermonics® Products
STINGRAY Battery Testers	Ultra-Cold Storage Solutions
Alfamation™ Products

Supply Chain Overview
Although our Covered Products contain some 3TG, InTest does not purchase ore or unrefined Conflict Minerals from mines and is many steps removed in the supply chain from the mining of Conflict Minerals. We purchase materials used in our products from a large number of suppliers, who in turn may purchase from a large number of suppliers. We rely upon our suppliers to provide information on the origin of the 3TG contained in the component parts and materials supplied to us or, in some cases, the finished products we have manufactured by a third party (“Contract Manufacturers,” and collectively with our suppliers of component parts and materials, “Suppliers”), including sources of 3TG that are supplied to them from their suppliers. While we have not adopted a formal Conflict Minerals policy, we have required that all our current Suppliers that supply component parts, materials and finished products to us that contain 3TG provide us with sourcing information.

InTest Corporation | 1 | 2025 Conflict Minerals Report

Reasonable Country of Origin Inquiry
We conducted an analysis of our Covered Products and found that some 3TG is contained in all of our Covered Products. As a result, we conducted in good faith a RCOI designed to determine if any 3TG originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. Our supply chain is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of 3TG. We do not directly purchase Conflict Minerals from mines, smelters or refiners. Therefore, we must rely upon our Suppliers to provide information regarding the country of origin of 3TG that are included in our Covered Products. Our Suppliers, in turn, must rely upon their suppliers to provide information necessary to this process, and so on until the downstream supplier is the purchaser of the Conflict Minerals from a smelter or refiner.
We have not yet received responses from all of our Suppliers that we contacted and, therefore, we cannot exclude the possibility that some of the Conflict Minerals may have originated in the Covered Countries, and we cannot make a determination whether the Conflict Minerals in the Covered Products were from recycled or scrap sources. As a result, we have concluded that our Covered Products are “DRC conflict undeterminable” as defined in Item 1.01(d)(5) of Form SD. It will take additional time for some of our Suppliers or the suppliers of our Contract Manufacturers to verify the origin of all the Conflict Minerals. Our RCOI primarily consisted of submitting the conflict minerals reporting template prepared by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (“EICC-GeSI”) to all our Suppliers of our Covered Products manufactured in 2025. Responses received were reviewed for completeness, reasonableness and consistency, and we followed up with our Suppliers for corrections and clarifications as needed.
Due Diligence Process
Our due diligence processes, management, and measures were designed based upon the 2nd edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”), an internationally recognized due diligence framework. In accordance with the OECD Framework, our RCOI (described above) launched our Conflict Minerals due diligence with the communication survey to our Suppliers.
Our Conflict Minerals due diligence process includes: the establishment of cross functional teams made up of senior management and operational staff; communications to, and the engagement of, Suppliers; and due diligence compliance process and measurement, record keeping and follow up procedures. We have periodically reported to the Audit Committee of our Board of Directors with respect to our due diligence process and compliance obligations under the Rule.
The cross functional teams we established in each of our three product segments for 2025 consisted of subject matter experts from relevant functions such as purchasing, manufacturing and finance. These teams were responsible for implementing our Conflict Minerals due diligence process. These teams were supported by senior management, including the Chief Financial Officer, the Division President of the Electronic Test Products segment, the Division President of the Environmental Technologies segment and the Division President of the Process Technologies segment. These members of senior management are briefed about the results of our due diligence efforts on a regular basis to provide guidance and oversight.
With respect to the OECD requirement to strengthen engagement with suppliers, we conducted an outreach program with our Suppliers to inform them of the Rule. We reviewed, evaluated and logged the received Supplier responses to our RCOI. We created a follow-up process to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI. Feedback from this process will be used to improve the future design of our Conflict Minerals due diligence process.

InTest Corporation | 2 | 2025 Conflict Minerals Report

Identification and Assessment of Risks in the Supply Chain
Because of our size, the breadth and complexity of our Covered Products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct Suppliers. During our 2025 analysis, we have identified 719 direct Suppliers of our Covered Products. We have relied upon these Suppliers' responses to provide us with information about the source of Conflict Minerals contained in the component materials supplied to us. Our direct Suppliers are similarly reliant upon information provided by their suppliers.
Design and Implementation of a Strategy to Respond to Identified Risks
We will work with our Suppliers to move towards using component materials that originate from materials provided by Conflict-Free Smelter Program within a reasonable time frame. This time frame will be dependent upon the criticality of the specific component material and the availability of alternative suppliers.
Report on Supply Chain Due Diligence and Results
We have taken the following measures to exercise due diligence on the source and chain of custody of Conflict Minerals. We conducted a survey of our Suppliers using the template developed jointly by the EICC-GeSI, known as the Conflict-Free Sourcing Initiative (the “CFSI”) Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI's website. The Template has been widely adopted by many companies in their due diligence processes related to Conflict Minerals.
As part of our 2025 RCOI, we elected to survey all Suppliers in our supply chain that supply component materials, or that manufacture the Covered Products suspected to contain 3TG (which was consistent with our 2024 RCOI). This survey population initially consisted of 719 Suppliers who received the Template. Our survey response rate of 78% in 2025 was similar to the 88% response rate experienced in 2024. As of May 20, 2026, 562 Suppliers had responded to our surveys. Of those Suppliers that responded, 10 Suppliers, representing approximately 1.8% of the Suppliers surveyed, responded that they could not yet make a Conflict Minerals determination and were still investigating their own supply chain. An additional 67 Suppliers (representing approximately 12% of the Suppliers surveyed) responded that they could not make a Conflict Minerals determination and did not plan to perform any further assessment.
Because a significant portion of the Supplier respondents indicated that they were unsure of the origin of the component parts containing 3TG that they supplied to us, we were unable to determine with certainty the facilities used to process the necessary Conflict Minerals used in our Covered Products, the country of origin of the necessary Conflict Minerals used in our Covered Products, or the mine or location of origin of the Conflict Minerals used in our Covered Products.
Future Due Diligence Measures
Going forward, we will seek to develop further transparency into our supply chain using our due diligence processes to drive accountability within our supply chain. During 2026, we intend to follow up with those Suppliers that have not yet responded to our surveys as well as those Suppliers that could not yet make a Conflict Minerals determination to ascertain their status. In addition, we will work with those Suppliers who indicated that they did not plan to perform any further assessment to encourage them to perform an assessment in 2026. On an annual basis, we intend to contact each of our Suppliers to obtain updated information if there have been changes to their supply chains or confirmation that their prior responses remain correct.

InTest Corporation | 3 | 2025 Conflict Minerals Report

Conclusion
After exercising due diligence as described above in this CMR, we have concluded that we are unable to determine whether or not the Covered Products qualify as “DRC conflict free” under the Rule, and as a result, the Covered Products are “DRC conflict undeterminable” as defined in Item 1.01(d)(5) of Form SD. Our due diligence process continues as we press for further information relevant to this determination.

InTest Corporation | 4 | 2025 Conflict Minerals Report